UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

26 April 2018
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Result of AGM

26th April 2018

CRH plc

Annual General Meeting held on Thursday, 26th April 2018

All Resolutions proposed at the Annual General Meeting (the "AGM") of the Company held earlier today, 26th April 2018, were duly passed.  Each of the resolutions was voted on by way of a poll and the results are available on the Company's website, www.crh.com.

The Board acknowledges that 39.69% of shareholders voted against the resolution to approve the 2017 Annual Report on Remuneration at the 2018 AGM.

Prior to the AGM, the Remuneration Committee consulted extensively with shareholders on its remuneration proposals for 2018 and, in particular, a proposed increase to the Finance Director's salary. During the consultation, most shareholders accepted the Committee's rationale for the increase to the Finance Director's salary and were supportive of the decision. However, some wanted a lower increase, others expressed a preference for part of the increase to be delivered through long-term incentives, and some wanted to see increased executive shareholding requirements.

Taking this feedback into account, the Committee decided to modify its original proposals to provide a lower salary increase and instead provide part of the originally intended increase through the Performance Share Plan to further strengthen shareholder alignment. The Finance Director's minimum shareholding guideline was also doubled to two times salary. The Committee believes the revised package represents a fair and balanced proposal taking into account the Company's best interests and the feedback received from shareholders.  It is also in keeping with our approach of commencing executives on below-market packages and increasing remuneration over time to market levels, based on performance in the role. During the consultation, a number of shareholders also queried the mix of performance metrics in the Performance Share Plan. The Committee intends to review this area again later this year.

It is the Committee's intention to further engage with shareholders in the following weeks to further understand shareholder views, focussing on those with whom the Committee did not have an opportunity to engage during the initial consultation. A consultation on the Group's Remuneration Policy will also be undertaken later this year, in advance of a new Policy being put to shareholders in 2019.

Special Business considered at AGM

For the purposes of Listing Rule 9.6.3, the resolutions approved by shareholders included the following items of special business:

Resolution 12:

"That the Directors be and they are hereby authorised, pursuant to Article 137(b) of the Articles of Association of the Company (in its current form or as amended by Resolution 13), to exercise the powers contained in the said Article so that the Directors may offer to the shareholders the right to elect to receive an allotment of additional shares credited as fully paid instead of cash in respect of all or part of any dividend or dividends falling to be declared or paid by the Company. Unless renewed at the Annual General Meeting in 2019, this authority shall expire at the close of business on 25 July 2019."

Resolution 13:

"That the Articles of Association of the Company be and are hereby amended by deleting Article 137(b)(ii) and replacing it with the following new Article 137(b)(ii):

(ii)                   The basis of allotment shall be determined by the Directors so that the value of the additional Ordinary Shares shall be calculated by either: (a) reference to the average price of the Ordinary Shares where the "average price" of an Ordinary Share shall be the average of the daily high and daily low share prices as derived from the information published in the Irish Stock Exchange Daily Official List (if the Directors resolve that the issue price of the shares is to be denominated in euro) or the Daily Official List of the London Stock Exchange (if the Directors resolve that the issue price of the shares is to be denominated in Sterling (GB) pence) reporting the business done on each of the first three business days on which the Ordinary Shares are quoted "ex" the relevant dividend; or (b) in such manner as the Directors may determine on such basis as they may determine to be fair and reasonable."

Enquiries:

Contact
Neil Colgan
Company Secretary
Ph.: +353 1 6344 340

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 26 April 2018
By:___/s/Neil Colgan___
N.Colgan
Company Secretary